

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 22, 2010

Mr. Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

     Re: Patents Professional, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed January 26, 2010
             File No. 333-160031

Dear Mr. Yamoguita:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Summary Information

Summary Information about Patents Professional, Inc.

2.   Please revise the third paragraph to disclose your accumulated deficit as of the date of your most current financial statements. Please make similar disclosure in your "Results of Operations" section within Management's Discussion and Analysis.

3.   We note your revised disclosure in response to prior comment 3. However, we note that at present you only have one employee, who does not appear to have any experience in the business you intend to enter. From disclosure in your "Description of Services" and "Plan of Operations" sections, it appears that you intend to hire third parties to perform all aspects relating to the filing of clients' patent applications and in identifying institutional customers who are seeking your clients' patented technologies and negotiating licensing agreements. Please discuss in this section your dependence on hiring the appropriate third parties to perform all the essential services you intend to offer. Please also tell us if you have entered into negotiation with any third party to provide such services for your company.

Risk Factors

4.   We note that your sole officer and director appears to be a non-resident of the United States. As such, please address the risks presented by this in an appropriate risk factor, including whether or not it may be difficult for investors to enforce within the United States any judgments obtained against you or our sole officer and director. As part of your analysis, please also tell us where the majority of you assets are located and will be located after this offering, in terms of within or outside of the United States, and address any risks presented by this scenario.

Risk Related to this Offering

"(21) If a market for our common stock does not develop . . . ."

5.   We note your response to prior comment 5; however, you do not appear to have revised your disclosure appropriately. Please remove any references to "listing" or "listed or traded" on the OTCBB here and throughout the prospectus, and clarify that you are seeking quotation on the OTC Bulletin Board.

Use of Proceeds

6.   Please reconcile the "Use of proceeds" information provided in the "Summary Information" table to your disclosures under "Use of Proceeds" "If 100% of Shares Sold." For example, your "Use of Proceeds" disclosures indicate that if 100% of the shares are sold in this offering, you will use $10,000 of such proceeds for legal expenses and $5,000 for costs associated with being a public company; however, these expenses are not included in the Summary Information disclosures. In addition, the Summary Information disclosures indicate you will use $6,000 of the proceeds for administrative expenses; however, this information is not included in your "Use of Proceeds" disclosures.   Please revise the filing accordingly.

7.   We note that you have revised your intended use of proceeds disclosure to remove from such use the hiring of the patent consultant to perform all aspects pertaining to the filing of clients' patent applications, which you previously intended to spend $64,000 on if 100% of proceeds received, to only hiring a patent consultant to perform services relating to trade show attendance, which you intend to spend $39,000 on if 100% of proceeds received. As such, please disclose when you intend to hire a patent consultant to perform services related to filing of clients' patent applications and the estimated costs of obtaining these services. Please also make clear here and in the "Summary of the Offering by the Company" that the $39,000 you intend to spend on attending trade shows will be used to hire a patent consultant to perform such tasks.

Description of Business

Market Opportunity

8.   In response to prior comment 9 you have removed the citation to the estimated market opportunity for technology transfer services, and in its stead, you have disclosed the approximate number of patents filed in the U.S. annually. However, there is no source for this data. Please disclose your source for the number of patents filed annually.

9.   In response to prior comment 9 you also disclose that you added language discussing the effect that the current economy will have on your business plan. However, we were unable to locate such disclosure in your filing. Please tell us where you have made such disclosure, or revise your prospectus to address the impact of the current economy on your business plan.

10.   We note that you revised this section to add the following sentence: "[t]he market ability including the possibility of further product investment beyond patenting increase for a product that has secured a patent." Please explain what information you intended to convey through this disclosure, as the meaning of the above sentence in unclear.

Marketing

11.   You have revised this section to disclose that the company will develop a web page explaining to investors the services that the company intends to offer, driving traffic to the web site through, among other ways, Google ad words. Please explain if you have entered into an agreement with Google for the use of Google ad words, or if this is only a prospective means of driving traffic to your proposed website, and that no such agreement has been reached.

Available Information

12.   In response to prior comment 10 you disclose that you have amended your document
        to reflect that you will not be subject to Section 14 of the Exchange Act proxy rules
        and modified your reference to proxy statements. However, your disclosure in this
        section appears unchanged. In you next amendment, please revise this section
        accordingly.

Financial Statements

Financial Statements at and for the periods ended March 31, 2009 and December 31, 2008

13.   We note your response to prior comment 14. Tell us the specific accounting guidance
        your accountant and bookkeeper considered in recording the shares issued to Mr.
        Yomoguita on January 20, 2009 as outstanding at December 31, 2008 with an
        offsetting subscription receivable when no subscription agreement existed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

14.   We note that in response to prior comment 12, you estimate that you will have to
        spend $4,000 per quarter on accounting, edgarizing and filings, as well as $5,000 per
        quarter on developing your business plan. However, you have not thereafter disclosed
        in quantitative terms your estimate of the minimum amount of capital you need to
        fund expected operations over the next 12 months. Please revise this section to
        disclose this information. Please also revise your first risk factor to provide
        quantitative information regarding your estimated needs for capital during a minimum
        of 12 months following the date of the prospectus.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

15.   We note that you filed a Form 8-K and Form 8-K/A on August 10, 2009 and
        September 9, 2009, respectively, with regards to the dismissal of Moore and
        Associates Chartered ("Moore") and the appointment of Seale and Beers, CPAs as the
        company's new independent accountants. Revise to include these disclosures in your
        registration statement pursuant to Item 11(i) of Form S-1 and Item 304 of Regulation
        S-K. Please ensure that your disclosures indicate that the PCAOB revoked the
        registration of Moore on August 27, 2009 because of violations of PCAOB rules and
        auditing standards in auditing the financial statements, PCAOB rules and quality
        controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule
        10b-5 thereunder, and noncooperation with a Board investigation. Also, if you are
        unable to obtain an Exhibit 16 letter from Moore then please disclose this fact in your
        registration statement.

Part II. Information Not Required in Prospectus

Exhibits and Financial Statement Schedules

16.   Revise your description of Exhibit 23 in your list of Exhibits to correct the reference to the consent date and the date of the financial statement for which the consent was issued. In this regard, your disclosures indicate that you have included the consent of Seale and Beers, CPA dated January 15, 2010 for the use of their report on the financial statements as of September 30, 2009; however, the actual consent is dated January 22, 2010 and relates to the financial statements at and for the periods ended, March 31, 2009 and December 31, 2008.

17.   We note that you included the Review report of your Independent Registered Public Accounting Firm with your interim period financial statements. Revise to include a letter from your auditor acknowledging use of the review report in your registration statement as Exhibit 15. We refer you to the requirements of Item 16 of Form S-1 and Item 601 of Regulation S-K.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Megan Akst at (202) 551-3407 or, in her absence, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC